

Mail Stop 3628

July 27, 2010

Via Facsimile (917.591.3310) and U.S. Mail

Keith L. Schaitkin, Esq.
Associate General Counsel
Icahn Associates, Corp. and Affiliated Companies
767 Fifth Avenue, 47th Floor
New York, NY 10153

   Re: Lions Gate Entertainment Corp.
     Schedule TO-T filed July 20, 2010 by Icahn Partners LP, et. al., as
      amended on July 26, 2010
     File No. 005-55587

Dear Mr. Schaitkin:

   We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

1. We note the discussion of a breach of conditions of the tender offer in the third to last paragraph on page 2 of the press release dated July 26, 2010 attached as an exhibit to the amended Schedule TO-T filed on the same date. While we acknowledge the statement on page 28 of the Offer to Purchase filed on July 20, 2010 that if the Offeror waives any condition in respect of the Offer, the Offer will be extended for 10 business days from the date of such waiver, we ask you to consider disclosing any decision regarding waiver of this condition or termination of this offer as soon as such decision has been made.

Conditions of the Offer, page 25

2.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the conditions in clauses (f) and (j) on pages 26 and 27 of the Offer to Purchase, respectively, to include an objective standard, such as a standard of reasonableness, against which the Offeror's discretion may be judged.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions